Mail Stop 6010   March 5, 2008

Corporation Service Company
1133 Avenue of the Americas
Suite 3100
New York, NY 10036

Re: Evotec Aktiengesellschaft
         Amendment No. 1 to
         Registration Statement on Form F-4
         File No. 333-148488
         Filed February 20, 2008

Dear Sir or Madam:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Chairman's Letter

1. We note your disclosure that "Evotec has registered approximately 17,298,198 ADSs in connection with the merger." The registration statement on Form F-6, however, is registering 50,000,000 ADSs. Please revise your disclosure to eliminate the discrepancy.

Summary

The Companies, page 4

2. We note your response to our prior comment 11 and reissue that comment in part. The following terms first appear on page 4 of your proxy statement/prospectus, but are not defined until later in the Description of Evotec's Business section. Please revise your Summary section to provide an explanation of the following terms where you first use them:

   - partial positive allosteric modulator (pPAM) of the GABAA receptor complex;
   - subtype selective NMDA receptor antagonist; and
   - MAO-B inhibitor.

   Also, please replace or provide an explanation of the following terms that were added on page 4 of your amended filing:

   - non-selective ligand-gated cation channel; and
   - exogenous and endogenous stimuli.

Interests of Renovis's Directors and Executive Officers in the Merger, page 10

3. We note that the revised disclosure on page 10 uses the word "certain" three times rather than identifying the individuals to whom the disclosure applies. Please revise the disclosure to identify the individuals.

Comparative per Share Information, page 12

4. Your presentation of pro forma combined per equivalent Renovis Share amounts appear to be inconsistent with the calculation described in footnote one. Please revise or provide us with your calculation of equivalent per share data for Renovis.

Risk Factors, page 18

Officers and directors of Renovis may have interests in the merger…, page 19

5. We note the revised disclosure provided in response to our prior comment 23. Please expand this disclosure to also describe that Ms. Perry received a $50,000 bonus provided she continues to provide services to Renovis through the closing of the merger.

Evotec may seek to raise additional capital…, page 28

6. We note the new risk factor added in response to our prior comment 31. The heading for the new risk factor, however, does not express a risk. Please revise the heading to express a risk rather than a fact.

Evotec is dependent on patents and proprietary technologies…, page 29

7. The new language added in response to our prior comment 34 refers to "more than 100 patent and utility model families." Please revise your disclosure to explain what you mean by utility model families. Also, it is not clear how many of the 100 are patents and how many of the 100 are utility model families and whether the numbers are overlapping or mutually exclusive. Please revise your disclosure to clarify.

The Merger, page 45

Background of the Merger, page 45

8. We note the new language added on pages 46 and 47 relating to the termination of the discussions with Company B and Company D, respectively. Please expand your disclosure on pages 46 and 47 to explain why the parties to the respective discussions "determined that there was not a basis for a potential transaction."

Opinion of Renovis's Financial Advisor, page 53

9. We note the revised disclosure provided in response to our prior comment 54. Cowen calculated exchange ratio ranges on a per share basis (0.527x) rather than per ADS basis (1.0542x). Since the exchange ratio ranges on pages 56 through 58 are on a per share basis rather than per ADS basis, please revise your new disclosure on page 53 to reflect an exchange ratio of 0.527 per share of Evotec. Also, please expand your disclosure in the proxy statement/prospectus to include the chart that appears on page 39 of the presentation materials prepared by Cowen and presented at the September 18, 2007 meeting of the Renovis board.

Analysis of Selected Transactions, page 57

10. We note the new disclosure of the high, mean, median, and low Equity Values for the Selected Transactions. Based on the information on page 43 of the presentation materials prepared by Cowen, it appears that on page 57 of the proxy statement/prospectus the mean Equity Value was disclosed as the median Equity Value and vice versa. Please revise.

Discounted Cash Flow Analysis, page 58

11. We note your response to our prior comment 60. Please revise your disclosure in the proxy statement/prospectus to describe the significant assumptions made by the management of Renovis when preparing the financial forecasts that were used by Cowen, including those assumptions that are described on page 20 of your response letter dated February 20, 2008 and any other material assumptions such as the timing of the success of the product candidates, size of the market and degree and timing of market penetration, expenses, etc.

12. We note your response to our prior comment 63. Please expand your disclosure in the proxy statement/prospectus to clarify that the companies and transactions selected for the discounted cash flow analysis differ significantly from the companies and transactions selected for the selected public traded company and selected transaction analyses. Also, please describe the reason why those companies and transactions differ.

Pro Forma Analysis, page 58

13. Please expand your disclosure of the Pro Forma Analysis in your proxy statement/prospectus to describe the significant assumptions made by the managements of Evotec and Renovis when preparing the financial forecasts that were used by Cowen in the Pro Forma Analysis, including assumptions as to the timing of the success of the product candidates, size of the market and degree and timing of market penetration, expenses, etc. With respect to the assumptions made by the management of Renovis, if the assumptions are the same as the ones disclosed in response to our comment 11 above, please indicate so. If the assumptions are different, please highlight the differences and explain the reason for those differences.

14. We note the revisions made to the proxy statement/prospectus on page 59 in response to our prior comment 65. Please revise your disclosure to specify the amount of the fee that is contingent upon the consummation of the merger and the amount of the fee that is not contingent upon the consummation of the merger.

Material U.S. Federal Income Tax Consequences, page 62

U.S. Federal Income Tax Consequences of the Merger, page 63

15. It appears that the first paragraph in this subsection is missing some language. The third sentence in that paragraph indicates that pursuant to Section 367(a)(1) of the Code, a tax-free reorganization where a person exchanges stock of a U.S. corporation for stock of a foreign corporation will nevertheless be fully taxable unless the transaction qualifies for an exception. The following sentence does not seem to logically follow since it indicates that transfer of the shares will not result

in gain recognition by the Renovis stockholders pursuant to Section 367(a)(1).
Please revise your disclosure in this subsection and on page 203 of the proxy
statement/prospectus:

- to state that the transfer of the shares qualifies for an exception;
- to state that the transaction will not result in gain recognition by the Renovis
  stockholders pursuant to Section 367(a)(1), and
- to identify the exception pursuant to which Section 367(a)(1) does not apply
  and to provide an analysis of how that exception is applicable to this
  transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page 90

16. When you are required to update your financial statements, please tell us your
    consideration of providing pro forma financial information under Article 11 of
    Regulation S-X on the same basis of accounting used by the issuer upon adoption
    of the rules in SEC Release No 33-8879: Acceptance From Foreign Private
    Issuers of Financial Statements Prepared in Accordance With International
    Financial Reporting Standards Without Reconciliation to U.S. GAAP dated
    December 21, 2007. Please refer to Section III.D.2 of the Release.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Data, page 91

17. Please refer to your revisions in response to prior comment 73. Please remove the
    total adjustment amount for each line item and retain the individual adjustments
    that are cross-referenced to each pro forma adjustment.

18. It appears that the assets held for sale balance as of September 30, 2007 does not
    agree with the amount disclosed on page F-53. Please revise to correct this
    apparent discrepancy and revise pro forma note (11) to disclose the amount of the
    assets held for sale.

Pro Forma Adjustments-Merger, page 93

19. It appears that the exchange rate of 1 US$ on September 28, 2007 according to
    the Federal Reserve Bank of New York is €0.703 and not €0.707. Please revise
    your filing accordingly or advise us.

20. On page 94, you disclose that the balances in "Historical Renovis Total" and "Merger Adjustment" for the period ended September 30, 2007 are based on the exchange rate as of September 30, 2007. Previously in this same section, you disclose that the balances are based on the exchange rate as of September 28, 2007. Please correct this discrepancy.

Pro Forma Adjustments—Divestiture of Chemical Development Business, page 94

21. The amount of the gain in pro forma note (12) appears to be different than the amount disclosed on the face of the pro forma balance sheet. Please revise to correct this discrepancy.

Evotec Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

22. We note your statement in the second sentence of the third paragraph on this page that "[s]tatements that are not statements of historical fact, including expressions of management's beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections." You then go on to discuss forward-looking statements and issue a disclaimer for them. There are a number of statements in the discussion that follows that are neither statements of historical fact nor forward-looking statements, such as the entire "Business Overview." Please reword your definition of forward-looking statements so that it is not so overbroad and does not include statements of fact.

Contractual obligations and commitments, page 110

23. We have read your response to prior comment 75. Please confirm whether it is reasonably possible that any of the product candidates licensed from Roche will have scientific or commercial achievements that would result in milestone payments. If it is reasonably possible, please confirm that you will include the amount of the potential milestone payments associated with those product candidates in the table of contractual obligations or expand your disclosure below the table to discuss the terms of each significant arrangement. If you do not believe that scientific or commercial achievements that would result in milestones payments are reasonably possible, please disclose that on page 131 of the filing.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Rate Risk, page 113

24. Consistent with your response to prior comment 77, please expand your disclosure to state, if true, that as of December 31, 2006 you had no material foreign currency exchange rate risk.

Description of Evotec's Business, page 116

Evotec's Drug Discovery & Development Engine, page 121

25. You state that by "simultaneously analyzing multiple read out parameters, EVOscreen also yields data with higher information content than competing technologies." Please state the basis for this statement and please identify the competing technologies.

Patents, Trade Secrets and Licenses, page 133

Patents, page 133

26. Please revise your disclosure to provide the expiration dates for your material patents. This information appears to be material to an investor since your license agreements with Roche terminate on the later of the date that is 10 years following the commencement of commercialization of the product covered by the agreement or the expiration of the last valid patent claim covering such product in such jurisdiction.

Description of the Evotec AG American Depositary Shares, page 168

Fees and Expenses, page 172

27. Please confirm it is permissible to charge fees for the transfer of certificated and direct registration ADRs on the exchange on which your ADSs are going to be listed.

Security Ownership of Certain Beneficial Owners, Members of the Management Board, the Supervisory Board and the Senior Management of Evotec AG, page 199

Security Ownership of Certain Beneficial Owners and Management of Renovis, page 200

28. Please update the beneficial ownership tables to the latest practicable date.

Legal and Tax Matters, page 216

29. We note your response to our prior comment 97 and reissue that comment. You disclose that the "validity of the Evotec ADSs (including the underlying Evotec

ordinary shares)" will be passed upon by Freshfields Bruckhaus Deringer. The legal opinion filed as Exhibit 5.1 only opines as to the validity of the Evotec ordinary shares. Ziegler, Ziegler & Associates LLP is opining as to the validity of the ADSs in the registration statement on Form F-6. Please revise your disclosure to clarify that Freshfields is only opining as to the validity of the Evotec ordinary shares.

Exhibits

30. We note your response to our prior comment 99 and reissue that comment in part. We note that you added references to the consents of Latham and Mintz as exhibits 23.3 and 23.4, respectively. However, you have not filed or added a reference to the consent of Freshfields. Please revise your exhibit index to file or reference the consent of Freshfields.

31. The legal opinion filed as Exhibit 5.1 states that it relates to 34,212,872 ordinary shares. The registration statement is registering 34,631,561. Please revise the legal opinion to cover all shares being registered.

32. Please file dated and signed versions of Exhibits 5.1, 8.1 and 8.2 as soon as practicable.

33. We note your response to our prior comment 100. Please revise your disclosure throughout the proxy statement/prospectus to describe the material terms of the new agreement with CHDI filed as Exhibit 10.9.

Signatures

34. The signature of your principal accounting officer should be included on page II-6 under the sentence that reads: "Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated." Please revise accordingly.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Daniel H. Follansbee, Esq.
        Theodore M. Grannatt, Esq.
        Mintz, Levin, Cohn, Ferris,
        Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111